Exhibit Q

DESCRIPTION OF ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES

FOR FLEXIBLE PREMIUM VARIABLE

UNIVERSAL LIFE INSURANCE POLICIES

ISSUED BY

NORTHWESTERN MUTUAL VARIABLE LIFE ACCOUNT II of

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

INTRODUCTION

1.          Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act provides exemption from Sections 22(c), 22(d), 22(e) and 27(c)(1) of the Act and Rule 22c-1 thereunder for variable life insurance policies which meet the conditions of the Rule. (Rule 6e-3(T) has not been amended to reflect the addition of Section 27(i)).

2.          Rule 6c-3 provides exemptions for a registered variable life insurance separate account which registers under Section 8 of the Act, except for exemption from the registration requirements, “under the same terms and conditions as a separate account claiming exemption under --- Rule 6e-3(T).” Therefore a separate account that registers as contemplated by Rule 6c-3 may be required to include the materials referred to in Rules 6e-3(T)(b)(12)(iii). The purpose of this memorandum is to fulfill this requirement with respect to the Flexible Premium Variable Universal Life Insurance Policies (“Policy” or “Policies”) offered in connection with Northwestern Mutual Variable Life Account II (“Separate Account”), a separate investment account of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”).

3.          Assets held in the Separate Account consist entirely of interest in shares of various series (each a “Portfolio,” together the “Portfolios”) of the Northwestern Mutual Series Fund, Inc., the Russell Investment Funds (including series comprising the Russell Life Points® Variable Target Portfolio Series), the Fidelity® VIP Mid Cap Portfolio and Fidelity® VIP

Contrafund® Portfolio, each a series of Fidelity Variable Insurance Products III, and Fidelity Variable Insurance Products II, respectively, the Neuberger Berman Advisers Management Trust Socially Responsive Portfolio, and the Credit Suisse Trust – Commodity Return Strategy Portfolio, as well as any interest in shares of any other fund Northwestern Mutual may make available from time to time, (collectively, the “Funds”). Shares of each series are valued daily as of the close of trading on the NYSE.

The defined terms used herein are the same as the defined terms in the Policy or Policies or prospectuses, unless otherwise defined herein.

RULE 6e-3(T)(b)(12)(iii)

4.          Rule 6e-3(T)(b)(12)(iii) provides exemptions from the sections and rules cited above to the extent “Necessary to comply with this Rule or with insurance laws and regulations and established administrative procedures of the life insurer for issuance, increases in or additions of insurance benefits, transfer and redemption of flexible contracts, including, but not limited to, premium rate structure and premium processing, insurance underwriting standards, and the particular benefit afforded by the contract.” The Rule thus recognizes that the established procedures of the insurance company itself, founded on the requirements of state insurance law, have a principal role in defining the requirements which apply for variable life insurance offered by the same company.

ISSUANCE PROCEDURES

A.      Premium Structure and Insurance Underwriting Standards

5.          The Policy is a flexible premium universal life contract. Premiums may be paid at any time and in any amount, within limits. The actual Cost of Insurance Charge will vary based on the proposed Insured’s Issue age, sex, underwriting class, Policy duration, Specified Amount, and the net amount at risk. Thus, the price of the insurance will differ, reflecting established insurance procedures and state law, in order to fairly take into account the differences in risks.

6.          As a mutual life insurance company organized in Wisconsin, Northwestern Mutual is required to offer its insurance contracts as participating policies which share equitably in Northwestern Mutual’s divisible surplus. The Policies accordingly have been designated as participating. However, no dividends are anticipated since this Policy is not expected to contribute to divisible surplus.

7.          Notwithstanding the documented differences between male and female mortality rates, a 1983 decision of the U.S. Supreme Court1 has created legal liability issues for employers who purchase, or are otherwise involved in the purchase of, insurance products which are priced so as to reflect these differences. Similarly, the laws of individual states (currently only Montana) may require that policies offered there use a sex-neutral pricing basis. The Policies will accordingly be offered on a sex-neutral pricing basis for use as required in such situations.

B.      Procedures for Placing a Policy in Effect

8.          So long as a Policy is still available to new issues, when a proposed Insured applies for a Policy, Northwestern Mutual will begin the process of risk evaluation to determine whether the proposed Insured satisfies Northwestern Mutual’s underwriting and insurability requirements, and the application meets the definition of insurance, including MEC-limit review. A suitability review is completed and signed off by a registered principal of Northwestern Mutual Investment Services LLC (“NMIS”) in the field Network Office prior to submission to the Home Office. Any Premium received by NMIS will be forwarded to the Home Office. Several days or weeks may elapse from the date of the application until this underwriting procedure and MEC-limit review is completed and, if insurability is established, the Policy is issued and delivered to a Policy Owner. If an initial Premium has been paid, Policy delivery must occur within 45 days of underwriting approval. If the Insured dies in the interim, after an initial Premium has been paid, Northwestern Mutual will pay the Death Benefit, subject to maximum amount limitations, to the beneficiary unless it is determined that the application would have been rejected in accordance with our then-current underwriting standards.

1 Arizona Governing Committee, Etc. v. Norris, 103 S. Ct. 3492 (1983).

9.          If the applicant for insurance pays an initial Premium when the application is submitted, the Date of Issue, when coverage and contestability begin with approved insurability, will be the later of the signed application date or medical evidence date. The medical evidence date is the date on which the medical evidence form(s) required for underwriting has been signed. The Policy Date will be equal to the Date of Issue unless a special Policy Date has been requested by a Policy Owner. The Policy Date is the date for measuring Policy Years, Policy Anniversary, and the Monthly Processing Date, among other things. If the Insured dies after the Date of Issue, but prior to the completion of underwriting and Policy delivery, Northwestern Mutual will pay the Death Benefit, subject to maximum amount limitations, to the beneficiary unless it is determined that the application would have been rejected in accordance with our then-current underwriting standards. This coverage ends if the Policy has not been delivered and accepted within 45 days of underwriting approval.

10.        If the premium is not paid when the application is signed, no insurance will be in effect. The insurance will take effect at the time the Policy is delivered and the premium is paid, if the Insured is living at the time and the answers and statements in the application are then true to the best of the Insured’s knowledge and belief. In this case the Policy Date and the Date of Issue will be the date the Policy is delivered, accepted by a Policy Owner, and the premium is received. If an age change occurs during the delivery period, the Policy Date will be reset to the last date prior to the Insured’s age change. Thirty-two days are allowed for policy delivery. If more than 32 days elapse, the Policy Date will be reset according to the Financial Representative’s instructions and will be subject to approval by the Home Office.

For both internal and external 1035 exchanges/replacements, the Date of Issue will be set to the termination date of the replaced coverage to ensure the Insured has no lapse in coverage. The Policy Date will be equal to the Date of Issue unless a special Policy Date has been requested by a Policy Owner.

11.        Northwestern Mutual reserves the right to reject an application for any reason permitted by law. If an application is declined or cancelled by Northwestern Mutual for any reason prior to the In Force Date, the full amount paid with the application will be refunded without interest, unless otherwise required by law or unless Northwestern Mutual, in its sole discretion, pays interest to payers by company practice.

Policies which are approved as “other than as applied for” will maintain the original Date of Issue but receive a current Policy Date. Term insurance will be automatically provided for the interim period from the original Date of Issue to the new Policy Date. This interim coverage is referred to as Short-Term Insurance.

12.        For purposes of the Policies, one’s age is reckoned as the age at the last or next birthday, depending on which is closer. The Policy Date may be backdated for a maximum of 6 months, subject to applicable state insurance law. The Policy will incur monthly charges based on the Policy Date selected. Upon request, the Policy Date may be a future date within 30 days of the Date of Issue, subject to applicable state insurance law. In that case, term insurance is available for the interim period and a short-term premium is charged from the Date of Issue to the future Policy Date. Subject to state insurance law, we may future date the Policy up to 120 days if the underwriting classification is different than requested on the application.

13.        Investment experience in the Government Money Market Division of the Separate Account Divisions will begin on the In Force Date. Investment experience in all other Divisions of the Separate Account will begin on the Initial Allocation Date. The Initial Allocation Date depends on state regulations and may be as early as the underwriting approval date, as late as receipt of notice of accepted delivery, or the end of the Right to Return period. Policy Values for any date are determined as of the close of trading on that Valuation Date, or the next Valuation Date if the date Policy Values are determined is not a Valuation Date.

14.        The suicide and incontestability periods under a Policy will run from the Date of Issue or the date of reinstatement (or earlier, as required by state law). The Date of Issue will not necessarily coincide with the Policy Date, for the reasons indicated above.

15.        The Policy must maintain a minimum amount of insurance coverage determined by Northwestern Mutual from time to time. A Policy Owner may change this amount subject to the approval of Northwestern Mutual. Northwestern Mutual reserves the right to charge for changes in the minimum amount of insurance coverage.

C.      Premium Processing

16.        Premiums may be paid at any time and in any amount, within certain limits as described in the prospectus. Any Premium Payment submitted with the application will be transferred to the General Account and the Net Premium will remain in the General Account until the In Force Date. Northwestern Mutual will credit the Net Premium with interest while it remains in the General Account. The interest rate paid is at the sole discretion of Northwestern Mutual. On the In Force Date, unless the In Force Date is also the Initial Allocation Date, Northwestern Mutual will transfer and credit the initial Net Premium and accrued interest to the Government Money Market Division of the Separate Account. If the In Force Date is not a Valuation Date, then Northwestern Mutual will transfer and credit the initial Net Premium and accrued interest on the next Valuation Date. If payment is not made with the application, Northwestern Mutual will transfer and credit the initial Net Premium to the Government Money Market Division of the Separate Account on the Valuation Date it is received at the Home Office, provided all other requirements have been satisfied. If it is not received on a Valuation Date, Northwestern Mutual will transfer and credit the initial Net Premium on the next Valuation Date.

The Initial Allocation Date is the date Northwestern Mutual allocates initial Net Premiums among the Divisions in accordance with Policy Owner instructions. Prior to the Initial Allocation Date, Northwestern Mutual will transfer and credit Net Premiums to the Government Money Market Division of the Separate Account. On and after the Initial Allocation Date, Northwestern Mutual will transfer and credit all Net Premiums (i.e., subsequent Premium Payments less Premium Expense Charges) to the Divisions of the Separate Account based on Policy Owner instructions then in effect.

Short term premium charges, for any term insurance coverage provided from the Date of Issue to the Policy Date, are also deducted from the initial Net Premium if applicable.

Once the Policy is in force, there is no required schedule or amount of Premium Payments, though a Policy Owner may make additional Premium Payments. However, if the applicant elects a Death Benefit Guarantee, a minimum Premium Payment is required, referred to as the Benchmark Premium (see below). Premium Payments received in good order before the close of trading on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. Premium Payments are subject to our administrative procedures which may include underwriting and MEC review. If there is Policy debt, Premium Payments will reduce Policy debt unless specifically designated otherwise. In some instances Northwestern Mutual may hold Premium amounts under established procedures if transaction instructions are not in good order in order to ascertain Policy Owner instructions or process the transaction in good order, which may include MEC review. “Policy Owner” may include an authorized representative of a Policy Owner, if allowable under applicable law.

17.        Transactions between the Separate Account and the General Account of Northwestern Mutual will be effected as of the dates determined in accordance with the terms of the Policies, but the transactions will not in all cases be physically processed on those dates. For example, as described below, the death of an Insured will mark the date on which the Policy ceases to participate in the investment experience of the Separate Account, with interest being paid on Policy proceeds from the date of death until the Policy is settled, but several days may elapse before Northwestern Mutual receives notification. Because of the timing discrepancies the total assets of the Separate Account may not always exactly match the sum of the interests in the Separate Account represented by all of the Policies outstanding. An accounting routine has been established to reconcile these amounts once each year, as of December 31, and the amount of assets in the Separate Account will be adjusted as required.

18.        Northwestern Mutual will monitor Policies and will attempt to notify a Policy Owner on a timely basis if a Policy Owner’s Policy is in jeopardy of becoming a MEC under the Internal Revenue Code. Depending on the instructions received, excess Premium may be reversed from the Policy and returned with interest within 60 days after the end of the Policy year in which they are paid. If excess Premium is reversed, all Policy values are recalculated as though the excess Premium had never been paid. If a Policy Owner wants the excess payment applied and the policy to become a MEC, the date they agree to making the policy a MEC is used as the effective date of the excess amount (the date Northwestern Mutual gets the instructions and the payment). Money up to the limit is applied as of the original effective date, and the balance of the money is applied as of the receipt date of the instructions.

If mandated under applicable law, Northwestern Mutual may be required to reject an initial Premium Payment and therefore the application for the Policy.

D.      Right to Return Policy

19.        A Policy Owner has the right to return the Policy for a refund within 10 days (or later if required by state law) by returning the Policy. In order to minimize the investment risk to Northwestern Mutual during the period when a Policy Owner has the right to return the Policy for a full premium refund, initial Net Premiums placed into the Separate Account prior to the Initial Allocation Date are placed in the Government Money Market Division of the Separate Account. In states that allow investment experience to be reflected in the refund, initial net premiums can be placed into any Division of the Separate Account as early as underwriting approval. These rules are reflected in the setting of the Initial Allocation Date.

TRANSFER PROCEDURES

A.      Dollar-Cost Averaging and Portfolio Rebalancing

20.        A Policy Owner may elect, for no additional charge, to authorize Northwestern Mutual to transfer amounts on a monthly basis from the Government Money Market Division to other Divisions as directed. A Policy Owner may also arrange to have Invested Assets rebalanced to established percentages on a monthly, quarterly, semi-annual or annual basis. Northwestern Mutual may modify or suspend these programs at any time.

B.      Transfers

21.        The Separate Account currently consists of 40 Divisions. All assets of each Division are invested solely in shares of the corresponding Portfolio. After the Initial Allocation Date, a Policy Owner may direct that accumulated amounts under the Policy be transferred from one Division to another, provided accumulated amounts remain in no more than 30 Divisions at a time. Where allowed by state law, the Policy provides for a $25 charge for transfers of assets among the Divisions of the Separate Account, although Northwestern Mutual may waive such fee in its sole discretion. Where permitted by state law, Northwestern Mutual reserves the right to impose a minimum or maximum size on transfer amounts. Transfer requests must be in an amount greater than or equal to 1% of Invested Assets. A Policy Owner may request the transfer in writing and under certain circumstances when available, by telephone or the Internet according to our procedures for electronic instructions. Transfers received by Northwestern Mutual at its Home Office in good order before the close of trading on the NYSE on a Valuation Date will be effective on that Valuation Date. Transfers received by Northwestern Mutual at its Home Office on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, will be effective on the next Valuation Date. Northwestern Mutual reserves the right to impose minimum and/or maximum limits on transfer amounts in its sole discretion. Where allowable by applicable law, a Policy Owner’s financial representative may provide us with transfer instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. If the effective date does not match the date the transfer instructions are due to be forwarded to the Home Office according to our procedures, the Home Office will contact NMIS to resolve any discrepancies.

C.      Short Term and Excessive Trading

22.        To deter short term and excessive trading, Northwestern Mutual has adopted and implemented policies and procedures which are designed to control abusive trading practices and seeks to apply these policies and procedures uniformly to all Policy Owners. Any exceptions must be either expressly permitted by these policies and procedures or subject to an approval process described in them. Northwestern Mutual may also be prevented from uniformly applying these policies and procedures under applicable state or federal law or regulation.

Among the steps Northwestern Mutual has taken to reduce the frequency and effect of these practices are monitoring trading activity and imposing trading restrictions, including (with certain exceptions as identified in the prospectus) the prohibition of more than twelve transfers (or multiple transfers on the same effective date) among Divisions under a single Policy during a Policy year. Further, a Policy Owner who is identified as having made a transfer in and out of the same Division (“round trip transfer”) in an amount in excess of $10,000 within fourteen calendar days will be restricted from making additional transfers after making two more such round trip transfers within any Policy year, including the year in which the first such round trip transfer was made. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. A Policy Owner who is identified as having made one or more round trip transfers within thirty calendar days aggregating more than one percent (1%) of the total assets of the Portfolio underlying a Division, excluding the Government Money Market Division and the Divisions corresponding to the Portfolios of the Russell Investment Fund LifePoints® Variable Target Portfolio Series, will be restricted from making additional transfers after making one more such round trip transfer within any Policy year, including the year in which the first such round trip transfer was made. The restriction will last until the next Policy Anniversary and the Policy Owner will be sent a letter informing him or her of the restriction. Unless Northwestern Mutual believes a Policy Owner’s trading behavior is problematic, these limitations do not apply to automatic asset transfers, scheduled or systematic transactions involving portfolio rebalancing, dollar cost averaging, and interest sweeps, or to initial allocations, the use of asset allocation models or changes in future allocations. Once a Policy is restricted, Northwestern Mutual allows one additional transfer into the Government Money Market Division until the next Policy Anniversary Date. Limitations may be modified in accordance with our procedures to modify some of these limitations to allow for transfers that would not count against the total transfer limit as necessary to alleviate potential hardships to Policy Owners, such as transfers required as a result of a fund substitution, liquidation or merger.

These policies and procedures may change from time to time in Northwestern Mutual’s sole discretion without notice; provided, however, Policy Owners would be given advance, written notice if the policies and procedures were revised to accommodate market timing. Additionally, the Funds may have their own policies and procedures described in their prospectuses that are designed to limit or restrict frequent trading. Such policies and procedures may provide for the imposition of a redemption fee and may require Northwestern Mutual to provide transaction information to the Fund.

Northwestern Mutual intends to monitor events and the effectiveness of its policies and procedures in order to identify whether instances of potentially abusive trading practices are occurring. However, Northwestern Mutual may not be able to identify all instances of abusive trading practices, nor completely eliminate the possibility of such activities, and there may be technological limitations on its ability to impose restrictions on the trading practices of a Policy Owner.

REDEMPTION PROCEDURES

A.      Surrender for Cash Value

23.        The Cash Surrender Value equals the Policy Value minus the sum of Policy Debt and any surrender charge that would be imposed. A Policy Owner may surrender the Policy for the Cash Surrender Value at any time upon written request while the Insured is alive and the Policy is in force. Where allowable by applicable law, a Policy Owner’s financial representative may provide us with surrender instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. Northwestern Mutual will determine the Cash Surrender Value on the Valuation Date it receives a Policy Owner’s written request in good order at its Home Office, except that if the written request is received on or after the close of trading on a Valuation Date or on a day that is not a Valuation Date, Northwestern Mutual will determine the Cash Surrender Value on the next Valuation Date.

24.        Northwestern Mutual will generally pay surrender proceeds, less any applicable surrender charge, within seven days of receipt of a Policy Owner’s written request, except under the circumstances described below in the “Deferral of Determination and Payment” section.

25.        When a surrender of a Policy is effected, Northwestern Mutual will pay the Cash Surrender Value out of the assets held in the General Account. An amount equal to the Invested Assets will be transferred from the Separate Account to the General Account as of the effective date of the surrender.

B.      Withdrawal of Policy Value

26.        A withdrawal of Policy Value may be made under certain conditions specified in the prospectus. Generally, a Policy Owner may make up to four withdrawals in a Policy Year, and the minimum amount for each withdrawal is $250. A Policy Owner may not withdraw an amount that would: (1) reduce the Loan Value (net of any applicable service charge) to less than the Policy Debt; (2) reduce the Specified Amount to less than the minimum Specified Amount that Northwestern Mutual would require for issuance of a Policy at the time of the withdrawal; and (3) reduce the Cash Surrender Value to less than the sum of three times the most recent Monthly Policy Charge and any applicable service charge. Northwestern Mutual reserves the right to charge a fee of up to $25 per withdrawal. This fee is currently being waived.

27.        Withdrawals may be made upon written request to Northwestern Mutual’s Home Office. Where allowable by applicable law, a Policy Owner’s financial representative may provide us with withdrawal instructions on behalf of a Policy Owner subject to our current procedures, rules and requirements. The maximum allowable withdrawal will be determined by reference to computations as of the close of trading on the Valuation Date the request is received in good order. The check for the amount of the withdrawal will be mailed from the Home Office. Withdrawal proceeds are generally paid within seven days after a request is received in good order by Northwestern Mutual, except under the circumstances described below in the “Deferral of Determination and Payment” section.

C.      Payment of Death Benefit

28.        Northwestern Mutual will pay the Death Benefit to the beneficiaries or other designated payees in accordance with the terms of the Policy following receipt at the Home Office of proof of death of the Insured. The amount of the Death Benefit paid will be determined as of the date of death. Northwestern Mutual may transfer Invested Assets into the Government Money Market division of the Separate Account upon notification of death of the insured until the Death Benefit is paid in order to minimize breakage. Payment of the Death Benefit is subject to the suicide and incontestability provisions of the Policy and any applicable state law requirements. Payment will be made promptly and in any case within seven days after the last of the conditions is met, except under circumstances described below in the “Deferral of Determination and Payment” section.

29.        The Death Benefit for a Policy will depend on the Death Benefit option chosen. With Option A, the Death Benefit equals the Specified Amount. With Option B, the Death Benefit equals the sum of the Specified Amount plus Policy Value. And with Option C, the Death Benefit equals the Specified Amount plus Cumulative premiums, minus Cumulative Withdrawals. At ages 121 and older, the Death Benefit will equal the Policy Value under all three options. If a Policy has a Death Benefit Guarantee Period of Lifetime and the guarantee has not previously terminated, then the Death Benefit on and after the Policy anniversary nearest the Insured’s 121st birthday will be equal to the greater of the Policy Value or the Guaranteed Minimum Death Benefit.

The Policies may offer an optional Death Benefit Guarantee Period, which can range from five years to lifetime of the Insured, depending on the Death Benefit option selected and Issue Age of the Insured. The Death Benefit Guarantee must be elected at issue and is available to protect the Policy from terminating during the Death Benefit Guarantee Period so long as the Death Benefit Guarantee Test is met. The Death Benefit Guarantee keeps the Policy in force when the Policy does not have enough Cash Surrender Value to pay the current Monthly Policy Charge and the Policy would otherwise terminate without value. If the Policy is being kept in force by the Death Benefit Guarantee when the Insured dies, the gross amount of death proceeds will be the Guaranteed Minimum Death Benefit (“GMDB”) regardless of the Death Benefit Option in effect. On the Date of Issue the GMDB equals the Specified Amount. After the Date of Issue, if there is a Policy change that decreases the Specified Amount below the current GMDB, including a Death Benefit Option change that decreases the Specified Amount, then the GMDB will be reduced to equal the new Specified Amount.

Under any of the Death Benefit options, the Death Benefit will be increased, if necessary, to meet the definitional requirements for life insurance for federal income tax purposes. The Death Benefit is adjusted to reflect any unpaid Monthly Policy Charges if the Policy is in the grace period. Policy Debt is also deducted from the Death Benefit.

Northwestern Mutual will pay the Life Insurance Benefit for a Policy out of assets held in its General Account. The beneficiary may receive the Life Insurance Benefit as a cash settlement either by electing to receive a lump sum or by electing an income plan as described in the prospectus. The Life Insurance Benefit amount will include any interest credited from the date of death. An amount equal to the Invested Assets, as determined as of the date of death, will be transferred from the Separate Account to the General Account.

D.      Lapse and Reinstatement

30.        Unless the Death Benefit Guarantee is in effect, if the Cash Surrender Value is less than the Monthly Policy Charges on any Monthly Processing Date, a 61 day2 grace period is allowed for the payment of sufficient premium to keep the Policy in force. The grace period begins on the date Northwestern Mutual sends notice to a Policy Owner. The notice will state the minimum payment amount required to keep the Policy in force and the date by which the premium must be paid. The Policy will terminate without value unless the required amount is

2 In administering the Policies Northwestern Mutual intends to use a 66-day period, instead of 61 days, before the lapse routine is implemented. The longer period is used simply to reduce the volume of lapse and reinstatement transactions occasioned by miscalculation when a Policy Owner attempts to pay the overdue premium on the last day of the grace period. The 66-day period is used for Northwestern Mutual’s fixed benefit insurance policies and will be administered consistently. When the 66 days have expired and the Policy lapses, the values will be computed as though the Policy had lapsed after the grace period of 61 days. Notwithstanding the postponement of internal procedures to reflect the fact of a lapse, the death benefit will be determined as of the time the grace period expires even if the Insured dies after the expiration of the grace period but before the end of the 66 day period, regardless of whether the internal procedures have been implemented prior to the date of death.

paid before the grace period expires. Payments received in good order before the close of trading on the NYSE on a Valuation Date are deemed to be received and credited on that Valuation Date. If they are received on or after the close of trading on a Valuation Date, or a day other than a Valuation Date, they are deemed to be received and credited on the next Valuation Date. If the Insured dies during the grace period, the Death Benefit proceeds will be reduced by the amount of the unpaid Monthly Policy Charges.

For Policies with the Death Benefit Guarantee in effect, the Death Benefit Guarantee will keep the Policy in force when the Policy does not have enough Cash Surrender Value to pay the current Monthly Policy Charge and the Policy would otherwise terminate without value. When the Policy is being kept in force by the Death Benefit Guarantee because it does not have sufficient Cash Surrender Value to pay the current Monthly Policy Charge, the Monthly Policy Charges will first reduce the Invested Assets, if any, to zero and will then accumulate as due and unpaid. Then, when a Premium Payment is made, the Net Premium is credited to the Policy and Northwestern Mutual will deduct accumulated due and unpaid Monthly Policy Charges from Invested Assets. At the end of the Death Benefit Guarantee Period, if the Cash Surrender Value is less than the current Monthly Policy Charges, the Policy will enter the Policy Grace Period and an additional Premium Payment will be required to keep the Policy in force.

31.        A lapsed Policy may be reinstated while the Insured is alive within three years after the Policy terminated, or longer if required by state insurance law. While a Policy Owner has no right to reinstatement after surrender, Northwestern Mutual may, in its sole discretion, permit such reinstatements. Within 24 days after lapse, reinstatement can be made by paying an amount equal to the monthly charges that were due when the Policy terminated, plus charges for three more months. After 24 days of lapse, reinstatement is also conditional upon evidence of insurability. If Northwestern Mutual approves the application for reinstatement, the effective date of the reinstated Policy will be the Monthly Processing Date on which the reinstatement application is received in good order at Northwestern Mutual’s Home Office, but if the application is not received on a Monthly Processing Date, on or after the close of trading on the NYSE on a Monthly Processing Date, then the reinstated Policy will be effective on the next

Monthly Processing Date. Any Policy debt that was outstanding when the Policy terminated will also be reinstated.

Upon reinstatement, the Policy Date will not change. On the effective date of the reinstatement, the Policy Value will be equal to the sum of the Net Premium paid upon reinstatement and any Policy Debt, minus the sum of all Monthly Policy Charges due and unpaid prior to the expiration of the Policy Grace Period and the Monthly Policy Charge due on the reinstatement effective date. On the later of the effective date of reinstatement or the date the application for reinstatement is approved, Northwestern Mutual will allocate the Policy Value less any Policy Debt among the Separate Account Divisions based on the allocation instructions then in effect, if such date is a Valuation Date. If such date is not a Valuation Date, then Northwestern Mutual will allocate the amount on the next Valuation Date. If a surrender charge was assessed at the time of the lapse, upon reinstatement the Policy Value will include a credit for such surrender charge and the same schedule on the Policy will apply.

E.      Reinvestment after Surrender or Withdrawal

32.        While a Policy Owner has no right to reinvestment after a surrender or withdrawal, Northwestern Mutual may permit such reinvestments in its sole discretion as described in the prospectus. A Policy Owner may make payments in the form of returned surrender or withdrawal proceeds in connection with a request to void a surrender or withdrawal if the request is received by Northwestern Mutual within a reasonable time after the surrender or withdrawal proceeds are mailed. These payments may be processed with a refund of any surrender charge or withdrawal fee previously assessed at the time of surrender or withdrawal and without a sales load, if any.

Returned withdrawal proceeds will be reinvested at the unit value next determined for each Division after our receipt of the reinvestment request in good order at the Home Office, including, among other things, (1) the return of withdrawal proceeds, (2) satisfactory evidence of insurability and any (3) Premium Payments due. Proceeds will be applied to the Divisions from which the withdrawal was made in the same proportion as the withdrawal. Surrender proceeds will only be reinvested on a Monthly Processing Date after our receipt of the reinvestment request in good order at the Home Office, including, among other things, (1) the return of surrender proceeds, (2) satisfactory evidence of insurability and any (3) Premium Payments due. Returned surrender proceeds (plus applicable interest, if any) will be allocated to the Divisions from which the surrender was made in the same proportion as the surrender.

Depending on the underwriting classification of the Insured, we may not accept the reinvestment or we may accept the reinvestment with different charges and expenses under the Policy. We may refuse to process reinvestments where it is not administratively feasible, where the reinvestment would result in your Policy failing to qualify as life insurance for federal tax purposes or for any other valid legal reason.

F.      Paid-Up Insurance

33.        If available in your state, upon written request to the Company, a Policy Owner may make an irrevocable election to convert their Policies to Fixed Paid-Up insurance. The Cash Surrender Value must be at least $1,000 and the Policy must have been in force for at least 12 months from the Policy Date. If the request is received in good order at the Home Office on a Monthly Processing Date, the effective date of change to Fixed Paid-Up insurance will be that date. If the request is not received on a Monthly Processing Date, the change will be effective on the next Monthly Processing Date. Any applicable surrender charges will be deducted as of the effective date.

G.      Exchange for a Fixed-Benefit Policy

34.        Northwestern Mutual currently allows a Policy Owner to exchange its Policy for a life insurance policy that does not vary with the investment experience of the Separate Account for any reason for a certain period of time after the Date of Issue according to our procedures or as required by state law. Northwestern Mutual may modify or terminate this accommodation at any time with or without notice unless state law or the terms of the policy provide for such an exchange. A Policy Owner may also exchange for a fixed-benefit Policy at any time under certain circumstances if a Fund changes its investment adviser or makes a material change to the investment policies of a Portfolio that is approved by a Policy Owner.

H.      Policy Loans and Loan Repayments

35.        The Policies provide that a Policy Owner may borrow from Northwestern Mutual. The maximum loan value is 90% of the excess of the Policy Value over any applicable surrender charge. If a Policy loan is already outstanding, the maximum amount that can be taken as a new loan is the maximum loan value, less the existing Policy debt.

36.        The Policy provides that loans will be made upon written request and under certain circumstances when available, by telephone. If Northwestern Mutual receives a written request for a loan at the Home Office in good order before the close of trading on the NYSE on a Valuation Date, the loan will be effective as of the close of trading on that Valuation Date. If the request is received on or after close of trading on a Valuation date or on a non-Valuation Date, the loan will be effective on the next Valuation Date.

The loan date will be the date on which the check for the loan proceeds is issued. Northwestern Mutual will take an amount equal to the loan (“loan amount”) from the Separate Account Divisions in proportion to the amounts in the Divisions. Northwestern Mutual will also deduct from Invested Assets a Policy Debt Expense Charge on each Monthly Processing Date while there is Policy Debt. A Policy loan, even if repaid, will have a permanent effect on the Policy Value, the Cash Surrender Value, and the Death Benefit because the loan amounts do not participate in the Separate Account’s investment results while the loan is outstanding. Northwestern Mutual will deduct any Policy Debt from the Policy Value upon surrender and from the Life Insurance Benefit payable on the Insured’s death.

37.        Interest on a Policy loan accrues on a daily basis. The Policy loan rate is a fixed rate of 5%. Interest is due on each Policy anniversary. If interest is not paid when due, it is added to the principal. Subject to the terms of any applicable Death Benefit Guarantee and Grace Period, the Policy may terminate if the Cash Surrender Value is less than the monthly policy charges on a monthly processing date. In the event of termination, written notice will be mailed to a Policy Owner of the Policy at least 61 days before the termination date. The notice will state the amount which must be paid to keep the Policy in force.

38.        Policy loans, including any accrued interest outstanding, may be repaid in whole or in part, at any time while the Insured is alive and the Policy is in force. Upon each such payment, Northwestern Mutual will transfer an amount equal to the payment amount from its General Account to the Separate Account Divisions in proportion to the Premium Payment allocation instructions then in effect. Northwestern Mutual will credit those payments when it receives them in its Home Office. If the payments are received in good order before the close of trading on the NYSE on a Valuation Date, Northwestern Mutual will process loan payments on that Valuation Date. If Northwestern Mutual receives the payment on or after the close of trading on a Valuation Date, or on a day that is not a Valuation Date, the payment will be processed on the next Valuation Date.

If there is Policy Debt, payments received at our Home Office will be treated as payments to reduce Policy Debt unless designated as Premium Payments.

I.      Deferral of Determination and Payment

39.        Northwestern Mutual will ordinarily pay Policy Benefits within seven days after all required documents are received at its Home Office. However, we may defer determination and payment of benefits if:

•	the NYSE is closed, other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; or

•	the SEC permits, by an order, the postponement of any payment for the protection of a Policy Owner;

•	the SEC determines that an emergency exists that would make the disposal of securities held in the Separate Account or the determination of their value not reasonably practicable; or

•

under SEC rules, the Government Money Market Portfolio suspends payments of redemption proceeds in connection with a liquidation of the Portfolio, we will delay the Portfolio’s portion of the payment of any transfer, partial surrender, or surrender, death benefit until the Portfolio is liquidated.

40.        When the Policy is in force as Fixed Paid-Up insurance, Northwestern Mutual may defer paying the Cash Surrender Value for up to six months from the date of surrender. If payment is deferred for 30 days or more, interest will be paid on the Cash Surrender Value at an annual effective rate of 4% from the date of surrender to the date of payment. Northwestern Mutual may also defer payment of a Policy loan or withdrawal for up to six months.

41.        If a Policy Owner submits a check or draft to our Home Office, Northwestern Mutual has the right to defer payment of the Life Insurance Benefit, surrender, withdrawal, loan, or payment plan proceeds until the check or draft has been honored.

42.        To the extent it is disclosed in the prospectus, Northwestern Mutual may defer payment of the Life Insurance Benefit if it legitimately needs time to determine the proper beneficiaries.

43.        If mandated under applicable law, Northwestern Mutual may be required to freeze a Policy Owner’s Policy Value and thereby refuse to pay any requests for transfer, withdrawal, surrender, loans, or the Life Insurance Benefit, until instructions are received from the appropriate regulatory or other lawful authority. Northwestern Mutual may also be required to provide additional information about a Policy Owner, a Policy Owner’s Policy, and a Policy Owner’s trading activities to government regulators.

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